UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3 )*

CARROLS RESTAURANT GROUP, INC.
(Name of issuer)

Common Stock, Par Value $0.01
(Title of class of securities)

14574X104
(CUSIP number)

Jill Granat General Counsel and Corporate Secretary Restaurant Brands International Inc. 130 King Street West, Suite 300, P.O. Box 339 Toronto, Ontario M5X 1E1 (905) 845-6511	with copies to: Kara L. MacCullough Greenberg Traurig, P.A. 401 East Las Olas Boulevard Suite 2000 Fort Lauderdale, FL 33301
(Name, address and telephone number of person authorized to receive notices and communications)

December 20, 2022
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D/A
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(1)	Names of reporting persons Restaurant Brands International Inc. (IRS Identification Number 98-1202754)
(2)	Check the appropriate box if a member of a group (see instructions) (a) X (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,414,580 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,414,580 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,414,580 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 15.02%(1)
(14)	Type of reporting person (see instructions) CO

(1)	See Item 5(a) below.

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SCHEDULE 13D/A
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(1)	Names of reporting persons Restaurant Brands International Limited Partnership (IRS Identification Number 98-1206431)
(2)	Check the appropriate box if a member of a group (see instructions) (a) X (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Ontario
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,414,580 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,414,580 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,414,580 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 15.02% (1)
(14)	Type of reporting person (see instructions) PN

(1)	See Item 5(a) below.

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SCHEDULE 13D/A
CUSIP number 14574X104    Page 4 of 10 Pages

Item 1.    Security and Issuer.
This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D originally filed with the Securities and Exchange Commission on June 8, 2012, with respect to the common stock, par value $0.01 per share (the “Carrols Common Stock”), of Carrols Restaurant Group, Inc. (the “Issuer”), a Delaware corporation.
The principal executive offices of the Issuer are located at 968 James Street, Syracuse, New York 13203.
Item 2.    Identity and Background.
Item 3 of the Schedule 13D is hereby amended and replaced by the following information.
This Amendment is being filed by Restaurant Brands International Limited Partnership, a limited partnership organized under the laws of Ontario (“Partnership”) and Restaurant Brands International Inc., a Canadian corporation (“RBI”), the general partnership of Partnership (Partnership and RBI, together, the “Reporting Persons”). The principal executive offices of each of the Reporting Persons are located at 130 King Street West, Suite 300, P.O. Box 399, Toronto, Ontario M5X 1E. Each of the Reporting Persons is an indirect holding company for The TDL Group Corp. (“Tim Hortons”) and its consolidated subsidiaries, Burger King International, Inc. (“Burger King”) and its consolidated subsidiaries, Popeyes Louisiana Kitchen, Inc. (“Popeyes”) and its consolidated subsidiaries and FRG, LLC (“Firehouse Subs”) and its consolidated subsidiaries. The Reporting Persons, together, are one of the world’s largest quick service restaurant companies.
Partnership indirectly beneficially owns 100 shares of Series D Preferred Stock of the Issuer that is directly beneficially owned by its wholly-owned subsidiaries. As the sole general partner of Partnership, RBI may also be deemed to indirectly beneficially own the shares of Series D Preferred Stock beneficially owned by Partnership. Each share of Series D Preferred Stock is convertible, at the option of the holder of such shares, into 94,145.8 shares of Carrols Common Stock and votes with the Carrols Common Stock on an as-converted basis. Holders of the Series D Preferred Stock are entitled to receive dividends payable on the Carrols Common Stock on an as converted basis, are entitled to a liquidation preference of $0.01 per share and thereafter will be entitled to share ratably (on an as-converted basis) with the Carrols Common Stock in the distribution of any remaining assets.
Based on the convertibility of the Series D Preferred Stock, Partnership indirectly beneficially owns the shares of Carrols Common Stock directly beneficially owned by its wholly-owned subsidiaries. As the sole general partner of Partnership, RBI may also be deemed to indirectly beneficially own the shares of Carrols Common Stock beneficially owned by Partnership.
Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the respective executive officers, directors, control persons or general partner, as applicable, of the respective Reporting Persons that contains the following information with respect to each such person, as applicable: (a) name, (b) business address, (c) present principal occupation or employment (including the name and the principal business address, if other than the applicable Reporting Person, of any corporation or other organization in which such employment is conducted), and (d) citizenship.
During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers, directors, control persons or general partner, as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.    Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and replaced by the following information.
As disclosed on the original Schedule 13D, on May 30, 2012, the Issuer issued to Burger King Corporation, a Florida corporation (“BKC”), an entity engaged in the business of franchising and operating fast food hamburger restaurants under the Burger King® brand, 100 shares of Series A Convertible Preferred Stock of the Issuer, par value $0.01 per share (the “Series A Preferred Stock”), as part of the consideration issued by Carrols in accordance
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with the Asset Purchase Agreement between Carrols LLC, an indirect wholly-owned subsidiary of the Issuer, and BKC (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, Carrols LLC purchased 278 of BKC’s company-owned Burger King® restaurants located in Ohio, Indiana, Kentucky, Pennsylvania, North Carolina, South Carolina and Virginia. The Series A Preferred Stock was issued pursuant to a Certificate of Designation filed with the Secretary of State of the State of Delaware on May 29, 2012 (the “Series A Certificate of Designation”).
On November 30, 2018, in order to provide transferability of the shares of preferred stock amongst the subsidiaries of the Partnership, BKC and the Issuer agreed to file a new Certificate of Designation creating a new series of Convertible Preferred Stock, the Series B Convertible Preferred Stock par value $0.01 per share (the “Series B Preferred Stock”) with the same, powers, preferences and rights of the Series A Preferred Stock, except that such shares were freely transferrable by BKC to any other person who is both (1) an affiliate of BKC and (2) a wholly-owned direct or indirect subsidiary of either RBI or Partnership (BKC and any authorized transferees, the “Investors”). The Series B Preferred Stock had no other material changes to the terms provided for in the Series A Preferred Stock. The Series B Preferred Stock was issued pursuant to a Certificate of Designation filed with the Secretary of State of the State of Delaware on November 30, 2018 (the “Series B Certificate of Designation”).
On November 30, 2018, the Issuer and the Investors consummated an Exchange Agreement providing for the exchange of the 100 shares of Series A Preferred Stock for 100 shares of Series B Preferred Stock. The Reporting Persons indirect beneficial ownership of the Carrols Common Stock into which the Series A Preferred Stock, and the Series B Preferred Stock, was exchangeable was not affected by the exchange. The Series B Preferred Stock was retired after the exchange.
In late 2022, as a result of the potential restructuring of some of the wholly-owned subsidiaries of the Partnership, the Investors holding Series B Preferred Stock requested and the Issuer agreed to file a new Certificate of Designation creating a new series of Convertible Preferred Stock, the Series D Convertible Preferred Stock par value $0.01 per share (the “Series D Preferred Stock”) with the same, powers, preferences and rights of the Series B Preferred Stock, except that the definition of Investor to who shares are freely transferable was amended to be defined as “any person who is both (1) the franchisor of the Burger King® brand or an Affiliate thereof and (2) a wholly-owned direct or indirect subsidiary of either Restaurant Brands International, Inc. or Restaurant Brands International Limited Partnership.” The Series D Preferred Stock had no other material changes to the terms provided for in the Series B Preferred Stock. The Series D Preferred Stock was issued pursuant to a Certificate of Designation filed with the Secretary of State of the State of Delaware on December 20, 2022 (the “Series D Certificate of Designation”).
On December 20, 2022, the Issuer and the Investors consummated an Exchange Agreement providing for the exchange of the 100 shares of Series B Preferred Stock for 100 shares of Series D Preferred Stock. The Reporting Persons indirect beneficial ownership of the Carrols Common Stock into which the Series B Preferred Stock, and the Series D Preferred Stock, was exchangeable was not affected by the exchange. The Series B Preferred Stock was retired after the exchange.
Each share of Series D Preferred Stock is, and each prior share of Series B Preferred Stock was, convertible into 94,145.8 shares of Common Stock and votes with the Carrols Common Stock on an as-converted basis. Holders of the Preferred Stock are entitled to receive dividends payable on the Carrols Common Stock on an as converted basis, are entitled to a liquidation preference of $0.01 per share and thereafter will be entitled to share ratably (on an as-converted basis) with the Carrols Common Stock in the distribution of any remaining assets.
Based on the ownership of the Series D Preferred Stock by wholly-owned subsidiaries of Partnership, each of the Reporting Persons is deemed to beneficially own all 100 shares of the Series D Preferred Stock, representing the right to convert into 9,414,580 shares of Carrols Common Stock of the Issuer.
The foregoing summary of the Series D Certificate of Designation is not intended to be complete and is qualified by reference to the copy of such document included as an exhibit to this Amendment and incorporated herein by reference.
Item 4.    Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and replaced by the following information:
The disclosures in Item 3 above are hereby incorporated by reference into this Item 4.
As described in Item 3 above, the Reporting Persons indirectly acquired the shares of Series D Preferred Stock of the Issuer as a result of an exchange by indirect wholly-owned subsidiaries of Partnership of shares of
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Series B Preferred Stock for an equal number of shares of Series D Preferred Stock. The number of Carrols Common Stock into which the Preferred Stock could be exchanged did not change. Consequently, the beneficially ownership of the Carrols Common Stock did not change.
The Series D Certificate of Designation, similar to the predecessor Series B Certificate of Designation and the Series A Certificate of Designation, provides the Investors the right to elect two members of the Issuer’s Board of Directors (the “Board”) as Class D Directors (as defined in the Series D Certificate of Designation) until the date on which the number of shares of Common Stock into which the outstanding shares of Series D Preferred Stock held by the Investors are then convertible constitutes less than 11.5% of the total number of outstanding shares of Carrols Common Stock (the “Director Step-Down Date”). From the Director Step-Down Date to the date on which the number of shares of Carrols Common Stock into which the outstanding shares of Series D Preferred Stock held by the Investors are then convertible constitute less than 7.5% of the total number of outstanding shares of Common Stock, the Investors will have the right to elect one member to the Board as a Class D Director. The Class D Directors are a separate class of directors on the Board from the Class I, Class II and Class III directors of the Board. Matthew Dunnigan and Thomas Curtis, executive officers of the Reporting Persons, are the two directors designated by the Investors to serve as the Class D Directors of the Issuer.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of Carrols Common Stock, other investment opportunities available to the Reporting Persons, tax considerations, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their holdings of Carrols Common Stock as they deem appropriate including, without limitation, purchasing additional shares of Carrols Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer, evaluating or pursuing or one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. As part of its periodic evaluation of its investment in the Issuer, the Reporting Persons may engage in discussions with the Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the business, operations, strategic plans, governance and board composition and the future of the Issuer.
Item 5.    Interest in Securities of the Issuer.
(a) – (b) As the indirect parent of its indirect wholly-owned subsidiaries, as of the date of this Amendment, Partnership indirectly beneficially owns 9,414,580 shares of Carrols Common Stock which it has the right to acquire upon the conversion of shares of Series D Preferred Stock of the Issuer. Such shares of Carrols Common Stock represent 15.02% of the outstanding Carrols Common Stock as of the date of this Amendment. As the sole general partner of Partnership, RBI may be deemed to indirectly beneficially own the shares of Carrols Common Stock directly beneficially owned by Partnership’s indirect wholly-owned subsidiaries. Except as set forth in this Amendment, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the persons listed in Annex A beneficially own any shares of Carrols Common Stock or have any right to acquire any shares of Carrols Common Stock.

As the indirect parent of its indirect wholly-owned subsidiaries, Partnership indirectly possesses sole voting and dispositive power over 9,414,580 shares of Carrols Common Stock. For the reasons described in paragraph (a) above, RBI may be deemed to indirectly possess sole voting and dispositive power over 9,414,580 shares of Carrols Common Stock.

(c)    No transactions in the Common Stock have been effected by the Reporting Persons during the 60 days prior to the date of this Statement.
(d)    As the general partner of Partnership, RBI indirectly has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Carrols Common Stock described in paragraph (a) above.
(e)    Inapplicable.
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SCHEDULE 13D/A
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Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as described in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or any of the persons listed in Annex A, and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 7.1	Joint Filing Agreement between the Reporting Persons, dated December 22, 2022.
Exhibit 7.2	Preferred Stock Exchange Agreement among Carrols Restaurant Group, Blue Holdco 1, LLC, and Burger King Company LLC, dated December 20, 2022.
Exhibit 7.3	Form of Carrols Restaurant Group, Inc. Certificate of Designation of Series D Convertible Preferred Stock

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SCHEDULE 13D/A
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ANNEX A
3G Restaurant Brands Holdings LP

3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership, owns over 28.9% of the combined voting power of Restaurant Brands International Inc. through its ownership of an aggregate of 132,662,485 Partnership exchangeable units of Restaurant Brands International Limited Partnership, with voting rights in respect of the common shares of Restaurant Brands International Inc. on a one vote per exchangeable unit basis. The principal business of 3G Restaurant Brands Holdings LP is to act as an investment vehicle for its limited partners and its principal address and office is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016. The general partner of 3G Restaurant Brands Holdings LP is 3G Restaurant Brands Holdings General Partner Ltd.

3G Restaurant Brands Holdings General Partner Ltd.
3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company, is the general partner of 3G Restaurant Brands Holdings LP. The principal business of 3G Restaurant Brands Holdings General Partner Ltd. is to act as the general partner of 3G Restaurant Brands Holdings and its principal address and office is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016. Set forth below are the name and present principal occupation or employment of each director of 3G Restaurant Brands Holdings General Partner Ltd. as of the date hereof. Each director’s business address is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016.

Name	Present Principal Occupation and Principal Business Address	Citizenship

Board of Directors
Alexandre Behring	Co-founding partner, board member and Managing Partner, 3G Capital	Brazil
Jorge Lemann	Co-founding partner and board member, 3G Capital	Brazil
Carlos Alberto Sicupira	Co-founding partner and board member, 3G Capital	Brazil
Marcel Telles	Co-founding partner and board member, 3G Capital	Brazil
Roberto Moses Thompson Motta	Co-founding partner and board member, 3G Capital	Brazil

Restaurant Brands International Inc.

Set forth below are the name and present principal occupation or employment of each director and executive officer of Restaurant Brands International Inc. as of the date hereof. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 130 King Street West, Suite 300, P.O. Box 399, Toronto, Ontario M5X 1E1 and (y) the name, principal business and address of the corporation or other organization in which the executive
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officer’s employment is conducted refers to Restaurant Brands International Inc. as described in response to Item 2 of this Schedule 13D.

Name	Present Principal Occupation and Principal Business Address	Citizenship

Executive Officers
José E. Cil	Chief Executive Officer	United States
J. Patrick Doyle	Executive Chairman	United States
Matthew Dunnigan	Chief Financial Officer	United States
Duncan Fulton	Chief Corporate Officer	Canada
Jill M. Granat	General Counsel	United States
Jeff Housman	Chief People & Services Officer	United States
Joshua Kobza	Chief Operating Officer	United States
Tom Curtis	President, Burger King U.S. & Canada	United States
Don Fox	Chief Executive Officer of Firehouse Subs	United States
Alex Schwan	President, Tim Hortons Canada & U.S.	Germany
David Shear	President, International	United States
Sami Siddiqui	President, Popeyes U.S. & Canada	United States

Board of Directors
Alexandre Behring	Founding Partner and Managing Partner, 3G Capital Partners LP 600 Third Avenue 37th Floor, New York, New York 10016	Brazil
João M. Castro-Neves	Partner, 3G Capital 600 Third Avenue 37th Floor, New York, New York 10016	Brazil
Maximilien de Limburg Stirum	Executive Chairman of Société Familiale d’Investissements and CEO and Director of Denarius S.A. Route de Longwy, 488, L-1940 Luxembourg	Belgium
Paul J. Fribourg	Chair and CEO, Continental Grain Company 767 Fifth Avenue, 15th Floor, New York, NY 10153	United States
Neil Golden	Director, Restaurant Brands International Inc.	United States
Ali Hedayat	Founder and Managing Director, Maryana Capital 50 Ardwold Gate, Toronto ON M5R 2W2, Canada	Canada
Golnar Khosrowshahi	Chief Executive Officer, Reservoir Media Management 75 Varick Street, 9th Floor New York, NY. 10013	Canada
Marc Lemann	Director, Restaurant Brands International Inc.	Brazil and Switzerland
Jason Melbourne	Global Head of Distribution at Canaccord Genuity 161 Bay Street, Suite 3000 Toronto, ON Canada M5J 2S1	Canada
Giovanni (John) Prato	Deputy Chair and Executive Managing Director of T.D. Securities 66 Wellington Street West Toronto, ON M5K 1A2	Canada
Daniel S. Schwartz	Managing Partner, 3G Capital Partners LP 600 Third Avenue 37th Floor, New York, New York 10016	United States
Thecla Sweeney	Partner and co-founder of Alphi Capital Inc. 161 Bay Street, Suite 4120 Toronto ON M5J 2S1 .	Canada

Restaurant Brands International Limited Partnership

The general partner of Restaurant Brands Limited Partnership is Restaurant Brands International Inc. See details above regarding the executive officers and directors of Restaurant Brands International Inc.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 22, 2022	RESTAURANT BRANDS INTERNATIONAL INC.

	By:	/s/ Jill Granat
	Name:	Jill Granat
	Title:	General Counsel and Secretary

RESTAURANT BRANDS INTERNATIONAL LIMITED PARTNERSHIP

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	General Counsel and Secretary

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EXHIBIT 7.1

SCHEDULE 13D/A JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D/A to which this Joint Filing Agreement is attached, and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: December 22, 2022	RESTAURANT BRANDS INTERNATIONAL INC.

	By:	/s/ Jill Granat
	Name:	Jill Granat
	Title:	General Counsel and Secretary

RESTAURANT BRANDS INTERNATIONAL LIMITED PARTNERSHIP

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	General Counsel and Secretary

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